Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE

BROOKFIELD RENEWABLE ANNOUNCES STRONG GENERATION AND QUARTERLY RESULTS

BROOKFIELD, News, May 4, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today reported financial results for the three months ended March 31, 2016.
"We have started 2016 on very solid footing with strong operating results and the recent acquisition of 3,000 megawatts of high-quality hydroelectric assets," said Sachin Shah, CEO of Brookfield Renewable. "Our focus remains on leveraging our operating, development and power marketing expertise to deliver 12% to 15% annual growth in value and cash flows."

Financial Results

For the periods ended March 31	Three Months Ended
US$ millions (except per unit or otherwise noted)
Unaudited	2016	2015
Generation (GWh)
- Total(1)	7,659	5,823
- Brookfield Renewable's share(1)	5,905	4,560
Revenues	$674	$441
Adjusted EBITDA(2)	$455	$338
Funds From Operations (FFO)(2)	$187	$153
FFO per unit(2)(3)	$0.68	$0.56
Distribution per unit	$0.4450	$0.4150
(1)	The Colombian segment reflects Brookfield Renewable's proportionate share (16%) of generation in the portfolio; generation attributable to non-controlling interests is 1,369 GWh.
(2)	Non-IFRS measure. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures" and "Financial Review for the three months ended March 31, 2016".
(3)	For the three months ended March 31, 2016, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.5 million (2015: 275.7 million).

Recent Highlights
•	On January 22, 2016, we acquired an approximate 58% interest in Isagen S.A. ("Isagen") with our institutional partners. As required by Colombian regulations, we launched the first of two mandatory tender offers for the remaining shares of Isagen. Assuming all remaining Isagen shares are sold to us, our additional equity commitment will be approximately US$400 million and result in us owning approximately 25% of Isagen.
•	Subsequent to quarter end, we closed the 296 megawatt Holtwood transaction in Pennsylvania. The portfolio consists of two facilities, the 252 megawatt Holtwood station on the Susquehanna River and the 44 megawatt Wallenpaupack station on Lake Wallenpaupack in the Pocono Mountains, with a combined expected average annual generation of approximately 1.1 million megawatt hours. We own approximately 30% of the portfolio alongside our institutional partners.

•	Our liquidity position at quarter-end remained strong at $1.3 billion. During the quarter, we completed up-financings for hydro facilities in Ontario and our wind portfolio in Portugal. In total we generated $170 million of incremental proceeds.
•	We continue to advance the construction of 72 megawatts of hydro and 55 megawatts of biomass facilities in Brazil. The projects are on scope, schedule and budget. We began construction on a 15 megawatt project in Northern Ireland, which together with advancing our first 20 megawatts in Scotland towards the construction phase, positions us to have approximately 80 megawatts in construction by the end of the year.
Review of Operations
Generation for the three months ended March 31, 2016 totaled 7,659 GWh, above the long-term average of 7,145 GWh and an increase of 1,836 GWh compared to the prior year. The contribution from the growth in the portfolio was 589 GWh.
The hydroelectric portfolio generated 6,533 GWh, above the long-term average of 5,981 GWh and an increase of 1,757 GWh compared to the prior year. In our North American portfolio, strong inflows and active reservoir management contributed to generation that was higher than the prior year and the long-term average. Generation in Brazil continued to improve following the drought conditions affecting prior periods. Generation from the growth in our Brazilian portfolio was 219 GWh and the proportionate contribution from our recently acquired facilities in Colombia was 255 GWh.
The wind portfolio generated 1,105 GWh, consistent with the long-term average of 1,108 GWh and an increase of 170 GWh compared to the prior year. Generation from the prior year includes 37 GWh related to our 102 megawatt wind facility in California sold in the third quarter of 2015. Generation at our North American portfolio was ahead of the prior year but was below long-term average. The European portfolio generated higher than the prior year and the long-term average. Facilities acquired in Brazil in the prior year contributed 113 GWh which was above the long-term average of 81 GWh.
Adjusted EBITDA for the first quarter was $455 million and FFO was $187 million, compared to $338 million and $153 million, respectively, in the same period in the prior year.

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended March 31	2016	2015	2016	LTA	Prior Year
Hydroelectric
North America
United States	3,522	2,535	3,201	321	987
Canada	1,730	1,502	1,233	497	228
	5,252	4,037	4,434	818	1,215
Brazil	1,026	739	1,193	(167)	287
Colombia(2)(3)	255	-	354	(99)	255
	6,533	4,776	5,981	552	1,757
Wind
North America
United States	220	203	252	(32)	17
Canada	301	281	324	(23)	20
	521	484	576	(55)	37
Europe	471	451	451	20	20
Brazil	113	-	81	32	113
	1,105	935	1,108	(3)	170
Other	21	112	56	(35)	(91)
Total(3)	7,659	5,823	7,145	514	1,836
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments. The Colombian segment reflects Brookfield Renewable's proportionate share (16%) in the portfolio.

Name Change

As of May 3, 2016, Brookfield Renewable amended its name to Brookfield Renewable Partners L.P. from Brookfield Renewable Energy Partners L.P.

Distribution Declaration

The next quarterly distribution in the amount of $0.445 per LP Unit, is payable on June 30, 2016 to unitholders of record as at the close of business on May 31, 2016. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable's preferred shares and preferred LP units have also been declared.

Distribution Currency Option
The quarterly distributions payable on LP Units of Brookfield Renewable Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable's transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.
Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan ("DRIP") which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable's website at www.brookfieldrenewable.com/DRIP.
Additional information on Brookfield Renewable's distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.
Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $225 billion of assets under management. For more information, go to www.brookfield.com.

Please note that BREP's previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldrenewable.com.  Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable's 2016 First Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable's website under the Investor Relations section at www.brookfieldrenewable.com.
The conference call can be accessed via webcast on May 4, 2016 at 9:00 a.m. Eastern Time at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through June 4, 2016 at 1-855-669-9658 (Password 00351#).

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "should", "could", "potential", "tend to", "target" "future", "growth", "expect", "believe", "goal", "plan", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable's business, the expectation for future cash flows and distribution growth, the availability of acquisition opportunities, liquidity, and the timing and completion of current acquisitions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; we do not have control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.
References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

FINANCIAL REVIEW FOR THE THREE MONTHS ENDED MARCH 31, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$674	$441
Other income	22	27
Share of cash earnings from equity-accounted investments	2	4
Direct operating costs	(243)	(134)
Adjusted EBITDA(1)	455	338
Interest expense – borrowings	(127)	(105)
Management service costs	(15)	(14)
Current income taxes	(7)	(5)
Distributions to preferred limited partners	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(110)	(53)
Preferred equity	(6)	(8)
Funds From Operations(1)	187	153
Less: adjusted sustaining capital expenditures(2)	(16)	(15)
Adjusted Funds From Operations(1)	171	138
Add: cash portion of non-controlling interests	116	61
Add: distributions to preferred limited partners	3	-
Add: adjusted sustaining capital expenditures	16	15
Depreciation	(179)	(158)
Unrealized financial instruments loss	-	(8)
Share of non-cash loss from equity-accounted investments	(1)	(1)
Deferred income tax (expense) recovery	(35)	6
Other	(12)	(2)
Net income	$79	$51

Net income attributable to limited partners' equity	$23	$15

Basic and diluted earnings per LP Unit(3)	$0.16	$0.10
(1)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(2)	Based on long-term sustaining capital expenditure plans.
(3)	Average LP Units outstanding during the period totaled 143.2 million (2015: 143.4 million).

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2016

The following table reflects the actual and long-term average generation for the three months ended March 31 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	2,429	1,761	2,198	2,208	231	(447)	668
Canada	1,711	1,479	1,217	1,213	494	266	232
	4,140	3,240	3,415	3,421	725	(181)	900
Brazil	854	669	989	878	(135)	(209)	185
Colombia (2)	255	-	354	-	(99)	-	255
	5,249	3,909	4,758	4,299	491	(390)	1,340
Wind
North America
United States	102	79	128	128	(26)	(49)	23
Canada	301	281	324	324	(23)	(43)	20
	403	360	452	452	(49)	(92)	43
Europe	186	179	178	175	8	4	7
Brazil	47	-	34	-	13	-	47
	636	539	664	627	(28)	(88)	97
Other	20	112	55	52	(35)	60	(92)
Total(3)	5,905	4,560	5,477	4,978	428	(418)	1,345
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments.

The following table reflects Adjusted EBITDA and Funds From Operations for the three months ended March 31:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other (2)	Corporate	Total	Non-	As per IFRS
	North America				North America							controlling	Statements
($ MILLIONS)	U.S.	Canada	Brazil	Colombia (1)	U.S.	Canada	Europe	Brazil				interests	2016	2015
Revenues	169	105	42	30	9	29	16	3	1	-	404	270	674	441
Other income	-	22	2	1	-	-	-	-	(3)	-	22	-	22	27
Share of cash earnings from
equity-accounted investments	1	-	1	-	-	-	-	-	-	-	2	-	2	4
Direct operating costs	(53)	(19)	(17)	(17)	(4)	(4)	(5)	(1)	(2)	(6)	(128)	(115)	(243)	(134)
Adjusted EBITDA(3)	117	108	28	14	5	25	11	2	(4)	(6)	300	155	455	338
Interest expense - borrowings	(28)	(14)	(5)	(4)	(4)	(7)	(3)	(1)	-	(19)	(85)	(42)	(127)	(105)
Management service costs	-	-	-	-	-	-	-	-	-	(15)	(15)	-	(15)	(14)
Current income taxes	(2)	-	(2)	-	-	-	-	-	-	-	(4)	(3)	(7)	(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(3)	(3)	-	(3)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(110)	(110)	(53)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	(6)	(8)
Funds From Operations(3)	87	94	21	10	1	18	8	1	(4)	(49)	187	-	187	153
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and biomass.
(3)	Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
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